

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Ronald Brown
President and Director of the General Partner
New England Realty Associates Limited Partnership
39 Brighton Ave
Boston, MA 02134

> **Re: New England Realty Associates Limited Partnership**
> **Form 10-K**
> **Filed March 7, 2011**
> **File No. 001-31568**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties

1.   Please revise your disclosure in future Exchange Act periodic reports to discuss whether you provide rent concessions or abatements and the impact of any concessions or abatements on the rental ranges disclosed beginning on page 11.

2.   In future Exchange Act periodic reports, to the extent you have material acquisitions in the period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

3.   In future Exchange Act periodic reports, to the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

4.   We note your statement on page F-20 that during the year ended December 31, 2010, approximately 90% of rental income was related to residential apartments and condominium units with leases of one year or less. In future Exchange Act periodic reports, please provide a schedule of lease expirations for each of the ten years starting with the year in which the report is filed. Please state (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. With respect to your apartment complexes and condominium units, please briefly disclose the terms of your leases with residential tenants.

Item 7. Management's Discussion and Analysis …, page 20

5.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, leasing commissions, tenant concessions, and a comparison of new rents on renewed leases to prior rent. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Results of Operations, page 26

Years Ended December 31, 2010 and December 31, 2009

6.   In future Exchange Act periodic reports, please briefly explain the term "Contingent Rentals."

Item 10. Directors, Executive Officers, and Corporate Governance, page 36

7.   In future Exchange Act periodic reports, please revise your disclosure regarding the directors to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the individual should serve as your director in light of your business and structure.   Please refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 38

8.   We note your disclosure that you engage the president of Hamilton as a consultant. Please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file this agreement.

9.   We note your disclosure that you paid compensation to directors for attending committee meetings. In future Exchange Act periodic reports, please provide the disclosure required by Item 402(r) of Regulation S-K or tell us why you believe this disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief